UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-49987

Thrift Plan for Employees of Conoco Inc.
Thrift Plan for Retail Employees of Conoco Inc.
Tosco Corporation Capital Accumulation Plan

(Exact name of each registrant as specified in its charter)

600 North Dairy Ashford
Houston, Texas 77079
(281) 293-1000
(Address, including zip code, and telephone number, including area code, of each registrant’s principal executive offices)

Interests under each of the above-referenced plans
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒*

     Approximate number of holders of record as of the certification or notice date: None*

     Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Savings Plan and the ConocoPhillips Store Savings Plan, as successor plans to the Thrift Plan for Employees of Conoco Inc. and the Thrift Plan for Retail Employees of Conoco Inc., have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: June 21, 2004	By:	/s/ Jeff W. Sheets

Jeff W. Sheets Vice President and Treasurer—ConocoPhillips

     Pursuant to the requirements of the Securities Exchange Act of 1934, ConocoPhillips has caused this certification/notice to be signed on behalf of the Tosco Corporation Capital Accumulation Plan by the undersigned duly authorized person.

Date: June 21, 2004	By:	/s/ Jeff W. Sheets

Jeff W. Sheets
Vice President and Treasurer—ConocoPhillips

* Effective as of October 3, 2003, the Thrift Plan for Employees of Conoco Inc. was merged into the ConocoPhillips Savings Plan. Effective as of October 3, 2003, the Thrift Plan for Retail Employees of Conoco Inc. was merged into the ConocoPhillips Store Savings Plan. Effective as of April 14, 2003, the Tosco Corporation Capital Accumulation Plan was terminated. As a result, interests in these plans, which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 has been filed to reflect the suspension of each plan’s duty to file reports pursuant to Rule 12h-3 of the Securities Exchange Act of 1934, as amended. Reports will continue to be filed for the ConocoPhillips Savings Plan and the ConocoPhillips Store Savings Plan.